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As filed with the Securities and Exchange Commission on July 28, 2005.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ITC HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	32-0058047 (I.R.S. Employer Identification Number)

39500 Orchard Hill Place Suite 200 Novi, Michigan 48375 (248) 374-7100 (Address, including zip code, and telephone number, including area code, of principal executive offices)

Amended and Restated 2003 Stock Purchase and Option Plan for
Key Employees of ITC Holdings Corp. and Its Subsidiaries
(Full title of the plan)

Daniel J. Oginsky, Esq.
Vice President, General Counsel and Secretary
ITC Holdings Corp.
39500 Orchard Hill Place, Suite 200
Novi, Michigan 48375
(248) 374-7045
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Risë B. Norman, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, without par value	337,934	$26.75	$9,039,735	$1,064

(1)
Covers 337,934 shares under the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and Its Subsidiaries and, pursuant to Rule 416(a), an indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated pursuant to Rule 457(c) and Rule 457(h) under the Securities Act, solely for the purpose of computing the registration fee, based on the average of the high and low sale prices of the common stock on July 26, 2005 as reported by the New York Stock Exchange.

EXPLANATORY NOTE

        The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a "reoffer" prospectus prepared in accordance with Part I of Form S-3 to be used in connection with resales of restricted shares of common stock issued under an employee benefit plan. These shares of common stock may be considered "control securities" or "restricted securities" as defined in General Instruction C(1) to Form S-8.

REOFFER PROSPECTUS

ITC HOLDINGS CORP.

337,934 Shares

Common Stock, without par value

        This prospectus relates to 337,934 shares of common stock, without par value, of ITC Holdings Corp. which may be offered from time to time by the selling stockholders identified under the caption "Selling Stockholders" in this prospectus for their own accounts. Each of the selling stockholders acquired the shares of common stock covered by this prospectus pursuant to the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and Its Subsidiaries (the "Stock Purchase and Option Plan"). Until July 26, 2005, there was no public market for our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

        This prospectus has been prepared for the purpose of registering the shares of common stock under the Securities Act of 1933, as amended (the "Securities Act"), to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each selling stockholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

        Our common stock is listed on the New York Stock Exchange under the symbol "ITC." On July 26, 2005, the last reported sale price of our common stock was $26.40 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus does not constitute an offer to sell securities in any state to any person to whom it is unlawful to make such offer in such state.

July 27, 2005

        All dealers that effect transactions in our common stock may be required to deliver a prospectus.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus. If any person provides you with different or inconsistent information, you should not rely on it. The selling stockholders are only offering to sell, and only seeking offers to buy, the common stock in jurisdictions where offers and sales are permitted.

        The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless otherwise noted or the context requires, all references in this prospectus to:

  •
  "ITC Holdings" are references to ITC Holdings Corp. and not any of its subsidiaries;

  •
  "ITC" are references to International Transmission Company, a wholly-owned subsidiary of ITC Holdings; and

  •
  "We," "our" and "us" are references to ITC Holdings, together with all of its subsidiaries.

        All information in this prospectus gives retroactive effect to an approximately 3.34-for-one stock split of our outstanding shares of common stock that occurred on July 19, 2005.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Securities and Exchange Commission (the "SEC") by ITC Holdings pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this registration statement:

  (a)
  ITC Holdings' prospectus filed pursuant to Rule 424(b) of the Securities Act (Registration Statement No. 333-123657) filed with the SEC on July 26, 2005.

  (b)
  The description of ITC Holdings' common stock contained in ITC Holdings' registration statement on Form 8-A (Registration Statement No. 001-32576), filed with the SEC on July 20, 2005.

        All documents that ITC Holdings subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment to this prospectus indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ii

ITC HOLDINGS CORP.

        Our operating subsidiary, ITC, is the first independently owned and operated electricity transmission company in the United States. We operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability and relieve transmission constraints. By pursuing this goal, we seek to reduce the overall cost of delivered energy for end-use consumers by providing them with access to electricity from the lowest cost electricity generation sources. ITC owns a fully-regulated, high-voltage system that transmits electricity to local electricity distribution facilities from generating stations in Michigan and surrounding areas. The local distribution facilities connected to the ITC transmission system served a population of approximately 4.9 million people, as of December 31, 2004, in an area comprised of 13 southeastern Michigan counties, including the Detroit metropolitan area.

        As a transmission utility with rates regulated by the Federal Energy Regulatory Commission, ITC earns revenues through fees charged for the use of its electricity transmission system by its customers, which include investor-owned utilities, municipalities, co-operatives, power marketers and alternative energy suppliers. The rates charged to ITC's customers are established on a cost-of-service model, which allows for the recovery of expenses and income taxes and a return on and of invested capital.

        ITC began operations under independent ownership in February 2003. We have no ownership of or financial interest in electricity generation or distribution assets, allowing us to focus solely on the transmission of electricity and investment in transmission infrastructure. ITC's primary operating responsibilities include scheduling outages on system elements to allow for maintenance and construction, balancing electricity generation and demand, and monitoring flows over transmission lines to ensure physical limits are not exceeded.

        ITC's operating assets consist primarily of approximately 2,700 circuit miles of transmission lines, approximately 16,000 transmission towers and poles and 30 stations, which connect ITC's transmission lines to generation resources, distribution facilities and neighboring transmission systems.

        Our principal executive offices are located at 39500 Orchard Hill Place, Suite 200, Novi, Michigan 48375 and our telephone number at that address is (248) 374-7100. Our website is located at www.itc-holdings.com. The information on our website is not part of this prospectus.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding to purchase any common stock.

Risks Related to Our Business

ITC Holdings is a holding company with no operations, and unless ITC Holdings receives dividends or other payments from ITC, ITC Holdings will be unable to pay dividends to its stockholders and fulfill its cash obligations.

        As a holding company with no business operations, ITC Holdings' material assets consist only of the common stock of ITC (and any other subsidiaries ITC Holdings may own in the future), dividends and other payments received from time to time from ITC or such subsidiaries and the proceeds raised from the sale of debt and equity securities. ITC Holdings may not be able to access cash generated by ITC in order to fulfill cash commitments or to pay dividends to stockholders. ITC Holdings will have to rely upon dividends and other payments from ITC (and any other subsidiaries ITC Holdings may have in the future) to generate the funds necessary to fulfill its cash obligations. ITC, however, is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to ITC Holdings. The ability of ITC to make dividend and other payments to ITC Holdings is subject to the availability of funds after taking into account ITC's funding requirements, the terms of ITC's indebtedness, the regulations of the Federal Energy Regulatory Commission, or the FERC, under the Federal Power Act of 1935, or the FPA, and applicable state laws.

Certain elements of ITC's cost recovery through rates can be challenged before and by the regulators which could result in lowered rates and have an adverse effect on our business, financial condition and results of operations.

        ITC provides transmission service under rates regulated by the FERC. The FERC has approved ITC's rate setting formula under Attachment O, but it has not expressly approved the amount of ITC's actual capital and operating expenditures to be used in that formula. In addition, all aspects of ITC's rates approved by the FERC, including the Midwest Independent Transmission System Operator, Inc., or MISO, Attachment O rate mechanism, ITC's allowed 13.88% return on the equity portion of its capital structure, and the data inputs provided by ITC for calculation of each year's rate, are subject to challenge by interested parties at the FERC in a Section 206 proceeding under the FPA. If a challenger can establish that any of these aspects are unjust, unreasonable, imprudent or unduly discriminatory, then the FERC will make appropriate adjustments to them and/or disallow ITC's inclusion of those aspects in the rate setting formula. This could result in lowered rates and an adverse effect on our business, financial condition and results of operations.

The regulations to which ITC is subject may limit our ability to raise capital and/or pursue acquisition or development opportunities.

        ITC is a "public utility" under the FPA and, accordingly, is subject to regulation by the FERC. As a "public utility," ITC must obtain approval from the FERC under Section 203 of the FPA for dispositions of its regulated facilities and acquisitions of regulated facilities and any securities of another public utility. ITC must also seek approval by the FERC under Section 204 of the FPA for issuances of its securities.

        In addition, ITC is a "public-utility company" as defined under the Public Utility Holding Company Act of 1935, or PUHCA. ITC Holdings and ITC are currently exempt from all provisions of PUHCA other than Section 9(a)(2), which generally requires prior SEC approval for any person to, directly or indirectly, acquire a 5% or greater voting interest in more than one "public-utility company." The restrictions imposed on us by PUHCA may limit our ability to pursue acquisition or development opportunities or subject us to more burdensome and costly regulation if an acquisition results in ITC Holdings or ITC having the status of a registered holding company.

Changes in federal energy laws, regulations or policies could reduce the dividends we may be able to pay our stockholders.

        The Attachment O rate setting mechanism used by ITC has only been approved through January 31, 2008, subject to further extension that must be approved by the FERC. After January 31, 2008, we cannot predict whether the FERC will change its policies or regulations or whether the approved transmission rates, rate determination mechanism or methodologies will be changed. Any changes could significantly decrease our revenues and ITC Holdings' ability to pay dividends to its stockholders and meet its obligations.

        Transmission costs constitute a relatively small portion of end-use consumers' overall electric utility costs. However, some large institutional end-use consumers may attempt to influence government and/or regulators to change the rate setting system that applies to ITC, particularly if rates for delivered electricity increase substantially.

        ITC is regulated by the FERC as a "public utility" under the FPA. The FERC could propose new policies and regulations concerning transmission services or rate setting methodologies. In addition, the U.S. Congress has periodically considered enacting energy legislation that would repeal PUHCA, shift certain of the SEC's responsibilities to the FERC, modify provisions of the FPA or provide the FERC or another entity with increased authority to regulate transmission reliability matters. ITC cannot predict whether, and to what extent, it may be affected by any such changes in federal energy laws, regulations or policies in the future.

If the network load on ITC's transmission system is lower than expected, our revenues would be reduced.

        ITC Holdings' sole operating asset is its interest in ITC. ITC's business is the regulated transmission of high-voltage electricity between power generation facilities and local distribution networks. If the network load on ITC's transmission system is lower than expected due to mild weather, a weak economy, changes in the nature or composition of the transmission grid in Michigan or surrounding regions, poor transmission quality of neighboring transmission systems, or for any other reason, it would reduce ITC's and our revenues.

ITC's operating results fluctuate on a seasonal and quarterly basis and based upon weather conditions.

        Demand for electricity is largely dependent on weather conditions. As a result, ITC's overall operating results fluctuate substantially on a seasonal basis, thereby impacting ITC's and our operating results. In general, ITC's revenues have historically exhibited summer peaking patterns. However, a particularly cool summer may reduce demand for electricity below that expected by ITC, causing a decrease in ITC's revenues from the same period of the previous year.

ITC depends on The Detroit Edison Company, or Detroit Edison, its primary customer, for a substantial portion of its revenues, and any material failure by Detroit Edison to make payments for transmission services would adversely affect our revenues and our ability to service ITC's and our debt obligations.

        ITC derives a substantial portion of its revenues from the transmission of electricity between Detroit Edison's power generation facilities and Detroit Edison's local distribution facilities. Payments from Detroit Edison, billed by MISO, constituted approximately 76%, 68% and 74% of ITC's total operating revenues for the ten months ended December 31, 2003, the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, and are expected to constitute the majority of ITC's revenues for the foreseeable future. Any material failure by Detroit Edison to make payments for transmission services would adversely affect our revenues and our ability to service ITC's and our debt obligations.

Deregulation and/or increased competition may adversely affect ITC's customers, or Detroit Edison's customers, which in turn may reduce our revenues.

        The business of ITC's primary customer, Detroit Edison, is subject to regulation that has undergone substantial change in accordance with Michigan Public Act 141 of 2000, which mandates the implementation of retail access, as well as changes in federal regulatory requirements. The utility industry has also been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric utility companies, such as Detroit Edison, and we expect that trend to continue for the foreseeable future. Finally, the manufacturing sector in Detroit Edison's service territory has also been subject to increasing competitive pressures. As a result, demand for electricity transmission service by manufacturing companies in ITC's service territory may be negatively impacted. These factors may create greater risks to the stability of Detroit Edison's revenues and may affect Detroit Edison's ability to make its payments for transmission service to MISO and thus to ITC, which would adversely affect our financial condition and results of operations.

        On April 1, 2005, MISO began centrally dispatching generation resources throughout much of the Midwest with the launch of its Midwest Energy Markets. Because of this restructuring of power markets throughout the Midwest, the risk profile of some of ITC's customers may change, thus affecting the ability of these customers to pay for the services provided by ITC.

Hazards associated with high-voltage electricity transmission may result in suspension of ITC's operations or the imposition of civil or criminal penalties.

        ITC's operations are subject to the usual hazards associated with high-voltage electricity transmission, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. We maintain property and casualty insurance, but we are not fully insured against all potential hazards incident to our business, such as damage to poles and towers or losses caused by outages.

ITC is subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.

        ITC's operations are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities to investigate or remediate contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as at properties currently owned or operated by ITC. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent in recent years, and compliance with those requirements more expensive.

        ITC has incurred expenses in connection with environmental compliance, and we anticipate that it will continue to do so in the future. Failure to comply with the extensive environmental laws and regulations applicable to it could result in significant civil or criminal penalties and remediation costs. ITC's assets and operations also involve the use of materials classified as hazardous, toxic, or otherwise dangerous. Some of ITC's facilities and properties are located near environmentally sensitive areas such as wetlands. In addition, certain properties in which ITC has an ownership interest or at which ITC operates are, and others are suspected of being, affected by environmental contamination. Compliance with these laws and regulations, and liabilities concerning contamination or hazardous materials, may adversely affect our costs and, therefore our business, financial condition and results of operations.

        In addition, claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electricity transmission and distribution lines. We cannot assure you that such claims will not be asserted against us or that, if determined in a manner adverse to our interests, would not have a material adverse effect on our business, financial condition and results of operations.

Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations.

        Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations in unpredictable ways, such as increased security measures and disruptions of markets. Strategic targets, such as energy-related assets, including, for example, ITC's transmission facilities and Detroit Edison's generation and distribution facilities, may be at risk of future terrorist attacks. In addition to the increased costs associated with heightened security requirements, such events may have an adverse effect on the economy in general. A lower level of economic activity could result in a decline in energy consumption, which may adversely affect our business, financial condition and results of operations.

Risks Related to Our Capital Structure and Leverage

Because we are controlled by the International Transmission Holdings Limited Partnership, or IT Holdings Partnership, your ability as a stockholder of ITC Holdings to influence our management and policies will be severely limited.

        As of March 31, 2005, approximately 90.65% of the shares of common stock of ITC Holdings on a fully-diluted basis was beneficially owned by the IT Holdings Partnership. As of that date, members of management and our employees owned the remaining shares of common stock. After giving effect to the sale of all of the shares of common stock in our initial public offering, approximately 53.42% and 3.30% of the outstanding shares of common stock of ITC Holdings will be beneficially owned by the IT Holdings Partnership and members of our management and employees, respectively, after giving effect to the exercise of the underwriters' over-allotment option in our initial public offering but excluding the effect of the exercise of any outstanding stock options held by management or employees. Consequently, the IT Holdings Partnership has the power to determine matters submitted to a vote of ITC Holdings' stockholders without the consent of ITC Holdings' other stockholders and could take other actions that might be favorable to the IT Holdings Partnership or its partners, including electing all of ITC Holdings' directors, appointing new management and adopting amendments to ITC Holdings' Articles of Incorporation and bylaws. In addition, the ability of stockholders, other than the IT Holdings Partnership, to influence our management and policies will be severely limited, including with respect to our acquisition or disposition of assets, the approval of a merger or similar business combination, the incurrence of indebtedness, the issuance of additional shares of common stock or other equity securities and the payment of dividends or other distributions on our common stock. In addition, we cannot take certain actions that would adversely affect the limited partners of the IT Holdings Partnership without their approval. We cannot assure you that the interests of the IT Holdings Partnership and/or its limited partners will not conflict with the interests of other holders of our common stock.

We are highly leveraged and our dependence on debt may limit our operating flexibility and ability to pay dividends and/or obtain additional financing.

        We had $519.8 million of consolidated indebtedness as of March 31, 2005. ITC had $185.0 million of 4.45% First Mortgage Bonds Series A due July 15, 2013 and ITC Holdings had $267.0 million of 5.25% Senior Notes due July 15, 2013 outstanding as of December 31, 2004 and March 31, 2005. Additionally, we had total revolving credit facility commitments at ITC and ITC Holdings of $25.0 million and $40.0 million, respectively, and amounts outstanding of $25.0 million and $7.5 million, respectively, at December 31, 2004. We had total revolving credit facility commitments at ITC and ITC Holdings of $65.0 million and $47.5 million, respectively, and amounts outstanding of $54.5 million and $14.3 million, respectively, at March 31, 2005. Total interest paid (excluding interest capitalized) on the indebtedness identified above for the year ended December 31, 2004 and for the three months ended March 31, 2005 was $22.4 million and $11.2 million, respectively. At March 31, 2005, our total long-term debt to capitalization (total long-term debt plus total stockholders' equity) was 71.7% and total stockholders' equity was $204.8 million.

        This capital structure can have several important consequences, including, but not limited to, the following:

  •
  If future cash flows are insufficient, we or our subsidiaries may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us. We expect to invest approximately $100 million in ITC's transmission system in each of 2005 and 2006, but this amount could vary depending on the requirements of ITC's transmission system and the factors discussed below.

  •
  ITC Holdings' indebtedness will have the general effect of reducing its flexibility to react to changing business and economic conditions insofar as they affect its financial condition and, therefore, may pose substantial risk to ITC Holdings' stockholders. A substantial portion of the dividends and payments in lieu of taxes ITC Holdings receives from ITC will be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available for the payment of dividends on our common stock.

  •
  In the event that ITC Holdings is liquidated, any senior or subordinated creditors of ITC Holdings and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of shares of common stock of ITC Holdings.

  •
  Our credit facilities mature in March 2007, and our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments.

ITC's actual capital expenditures may be lower than planned, which would decrease ITC's expected rate base and therefore our revenues.

        ITC's rate base is determined in part by its capital expenditures, specifically for property, plant and equipment, or PP&E, when placed in service. ITC expects to invest approximately $100 million in additional PP&E in each of 2005 and 2006. If ITC's capital expenditures and the resulting in service PP&E are lower for any reason, including, among other things, the impact of weather conditions, union strikes, material prices and availability, our ability to obtain financing for such expenditures, if necessary, limitations on the amount of construction that can be undertaken on our system at any one time or regulatory approvals for reasons relating to environmental, siting or regional planning issues or as a result of legal proceedings, ITC will have a lower than anticipated rate base during the year ending December 31, 2005, thus causing its revenue requirement and future earnings to be potentially lower than anticipated.

Certain provisions in our debt instruments limit our capital flexibility.

        Our debt instruments include senior notes and first mortgage bonds and revolving credit facilities containing numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

  •
  incur additional indebtedness;

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  engage in sale and lease-back transactions;

  •
  create liens or other encumbrances;

  •
  enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets; and

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  pay dividends or make distributions on ITC Holdings' and ITC's capital stock.

        The revolving credit facilities also require ITC Holdings and ITC to meet certain financial ratios. The ability of ITC Holdings and ITC to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in the senior secured credit facilities could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

Our ability to raise capital may be restricted which may, in turn, restrict our ability to make capital expenditures or dividend payments to our stockholders.

        Because the IT Holdings Partnership may seek to maintain its beneficial ownership percentage of ITC Holdings and may not choose to acquire additional shares of our common stock in connection with a future issuance of shares of our common stock by us, we may be constrained in our ability to raise equity capital in the future from sources other than the limited partners of the IT Holdings Partnership and other affiliates of Kohlberg Kravis Roberts & Co. L.P., Trimaran Capital Partners, L.L.C. or Stockwell Fund, L.P. Moreover, we cannot assure you that the IT Holdings Partnership will make any capital contributions to us in the future. If we are unable to raise capital and we do not receive capital contributions from the IT Holdings Partnership in the future, our ability to make capital expenditures or dividend payments to our stockholders may be limited.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of our initial public offering, the IT Holdings Partnership continued to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

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  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        Following our initial public offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Future transactions may limit our ability to use our net operating loss carryforwards.

        As of December 31, 2004, we had net operating loss carryforwards, or NOLs, of approximately $74.7 million. These NOLs may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. It is possible that the transactions described in this prospectus, when combined with future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), would cause us to undergo an ownership change. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382.

Risks Related to Our Initial Public Offering

Until July 26, 2005, there was no public market for our common stock and we cannot assure you that an active market will develop to provide you with adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for our common stock was determined by negotiations between us, the selling stockholder and the representatives of the underwriters of our initial public offering and may not be indicative of prices that will prevail in the open market following our initial public offering. We cannot assure you that the market price for our common stock after our initial public offering will exceed the price for our common stock in our initial public offering.

Future sales of our shares could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We, our directors and executive officers and the selling stockholder have agreed with the underwriters of our initial public offering not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of our initial public offering prospectus continuing through the date that is 180 days after July 25, 2005, except with the prior written consent of Lehman Brothers Inc.

        Pursuant to the management stockholder's agreements that we entered into with each of our employees who have purchased or been granted shares of our common stock (equal to an aggregate of 1,094,012 shares as of July 25, 2005), generally these employee stockholders have the right, upon the sale by the IT Holdings Partnership of shares of our common stock in any underwritten offering, to sell a percentage of the shares of our common stock that the employee stockholders hold at the time of the offering and any shares of our common stock underlying then exercisable options. Under the management stockholder's agreements, as a percentage of total shares held, the employee stockholders would be eligible to sell a percentage equal to the percentage sold by the IT Holdings Partnership. Otherwise, each of these employee stockholders is restricted from selling any common stock he or she holds until the fifth anniversary of the date of the execution of the employee stockholder's respective management stockholder's agreement (which were generally entered into between February 2003 and November 2004), which date in all cases falls after 180 days from July 25, 2005. The "piggyback" registration rights described above also expire on such fifth anniversary.

        Notwithstanding the foregoing, all of our employee stockholders have agreed to waive their right to exercise their "piggyback" registration rights with respect to our initial public offering in exchange for certain other rights and/or benefits.

        After our initial public offering, we had approximately 33,217,753 shares of common stock outstanding. Of those shares, the 12,500,000 shares sold in our initial public offering are freely tradeable. Approximately 321,783 shares, including shares subject to options, held by our employees will be eligible for resale immediately after our initial public offering and approximately 91,349 shares (assuming sale of such shares at the price per share set forth on the cover page of our initial public offering prospectus dated July 25, 2005 and after payment of taxes relating to the sale of such shares) will be eligible for resale after the expiration of the 180-day lock-up period referred to above, in each case subject to restrictions under the Securities Act of 1933, as amended. The underwriters of our initial public offering have exercised their over-allotment option of 1,875,000 shares in full, which shares are freely tradeable. As a result, an additional 60,349 shares will be eligible for resale immediately after our initial public offering, subject to restrictions under the Securities Act of 1933, as amended. Approximately 18,842,753 shares outstanding after our initial public offering will be eligible for resale from time to time, subject to the contractual restrictions on sales referred to above and to the volume, manner of sale and other conditions of Rule 144, including approximately 235,081 shares which may be sold freely pursuant to Rule 144(k).

        In addition, 3,920,809 shares were available for future issuance under our Stock Purchase and Option Plan as of July 25, 2005, including 2,672,056 shares issuable upon the exercise of presently outstanding stock options, of which 802,100 were vested as of March 31, 2005. In the future, we may issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

We may not be able to pay dividends, and the reduction or elimination of dividends would negatively affect the market price of our common stock.

        While we currently intend to pay quarterly dividends on our common stock, we have no obligation to do so. We anticipate paying a dividend in the third quarter of 2005 and paying an aggregate of approximately $17.5 million in dividends to our stockholders in 2005. Dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that our board of directors may deem relevant. For example, we may not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. In addition, ITC Holdings is a holding company and its ability to pay dividends may be limited by restrictions upon transfer of funds applicable to its subsidiaries (including, for example, those which are contained in ITC's revolving credit agreement and the IT Holdings Partnership agreement). As a holding company without any specific operations, ITC Holdings is dependent on receiving dividends from its operating subsidiaries, such as ITC, in order to be able to make dividend distributions of its own. Any reduction or elimination of dividends would adversely affect the market price of our common stock.

Provisions in the Articles of Incorporation and bylaws of ITC Holdings and Michigan corporate law may prevent efforts by our stockholders to change the direction or management of our company.

        The Articles of Incorporation and bylaws of ITC Holdings contain provisions that might enable our management to resist a proposed takeover. These provisions could discourage, delay or prevent a change of control or an acquisition at a price that our stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  •
  a requirement that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, our president or the holders of a majority of the shares of our outstanding common stock;

  •
  a requirement of unanimity when stockholders are acting by consent without a meeting if the IT Holdings Partnership owns less than 35% of the common stock of ITC Holdings;

  •
  advance notice requirements for stockholder proposals and nominations; and

  •
  the authority of our board to issue, without stockholder approval, common or preferred stock, including in connection with our implementation of any stockholders rights plan, or "poison pill."

        For additional information regarding these provisions, you should read the information under the heading "Description of Our Capital Stock."

Provisions of the Articles of Incorporation of ITC Holdings restrict market participants from voting or owning 5% or more of the outstanding shares of capital stock of ITC Holdings.

        ITC was granted favorable rate treatment by the FERC based on its independence from market participants. The FERC defines a "market participant" as any person or entity that, either directly or through an affiliate, sells or brokers electricity or provides ancillary services to ITC or MISO. An affiliate, for these purposes, includes any person or entity that directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of a market participant. To help ensure that ITC Holdings and ITC will remain independent of market participants following our initial public offering, ITC Holdings' Articles of Incorporation impose certain restrictions on the ownership and voting of shares of capital stock of ITC Holdings by market participants. In particular, the Articles of Incorporation provide that ITC Holdings is restricted from issuing any shares of capital stock or recording any transfer of shares if the issuance or transfer would cause any market participant, either individually or together with members of its "group" (as defined in SEC beneficial ownership rules), to beneficially own 5% or more of any class or series of our capital stock. Additionally, if a market participant, together with its group members, acquires beneficial ownership of 5% or more of any series of the outstanding shares of capital stock of ITC Holdings, such market participant or any stockholder who is a member of a group including a market participant will not be able to vote or direct or control the votes of shares representing 5% or more of any series of ITC Holdings' outstanding capital stock. Finally, to the extent a market participant, together with its group members, acquires beneficial ownership of 5% or more of the outstanding shares of any series of capital stock of ITC Holdings, the Articles of Incorporation allow the board of directors of ITC Holdings to redeem any shares of capital stock of ITC Holdings so that, after giving effect to the redemption, the market participant, together with its group members, will cease to beneficially own 5% or more of that series of ITC Holdings' outstanding capital stock.

The trading price of our common stock is likely to be volatile and you may not be able to sell your shares at or above the initial public offering price.

        The trading prices of securities of companies in the power industry have been highly volatile. Accordingly, the trading price of our common stock is likely to fluctuate widely. Factors that will affect the trading price of our common stock include:

  •
  variations in our operating results;

  •
  the gain or loss of significant customers;

  •
  changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

  •
  terrorist acts and political instability; and

  •
  market conditions in our industry and the economy as a whole.

        In addition, if the market for power industry securities, or the stock market in general, experiences continued or increased loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the NYSE, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we are in the process of creating additional board committees and adopting policies regarding internal controls and disclosure controls and procedures. In addition, we are beginning the process of evaluating our internal control structure in relation to Section 404 of the Sarbanes-Oxley Act and, pursuant to this section, we will be required to include management attestations and auditor reports on internal controls in our annual report for the year ending December 31, 2006. We will incur additional costs and dedicate significant resources toward complying with these requirements. We also expect these new laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new laws, rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, financial condition, results of operations and the price of our common stock.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay substantially all the expenses incident to the registration of such shares, except for sales commissions and other expenses of selling stockholders.

SELLING STOCKHOLDERS

        This prospectus covers offers and sales from time to time by selling stockholders of up to 337,934 shares of our common stock that have been issued pursuant to the Stock Purchase and Option Plan. All of the selling stockholders are our employees or former employees. Registration of the selling stockholders' common stock does not necessarily mean that the selling stockholders will offer or sell any of their shares.

        The following table sets forth information as of July 25, 2005 with respect to the beneficial ownership of our common stock by each selling stockholder who is one of our executive officers or beneficially owns more than the lesser of (1) 1,000 shares of our common stock or (2) 1% of the shares of our common stock issuable under the Stock Purchase and Option Plan, and the number of shares of our common stock which may be offered pursuant to this prospectus. Selling stockholders who own less than such amounts of our common stock may use this prospectus for offer and sale of such shares.

        Because the selling stockholders may offer all, some or none of the shares of common stock which they hold, no definite estimate can be given as to the number of shares that will be held by the selling stockholders upon termination of such offering. In addition, in the future, additional shares of common stock or stock options may be granted under the Stock Purchase and Option Plan to one or more of the selling stockholders named below. In the future, shares held by selling stockholders may be sold either pursuant to the Registration Statement of which this prospectus is a part or pursuant to Rule 144 under the Securities Act.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before Sales Under this Prospectus(1)	Shares of Common Stock Offered for Sale Under this Prospectus	Number of Shares of Common Stock Beneficially Owned After Sales Under this Prospectus(1)
Joseph L. Welch	441,303	24,258	417,045
Edward M. Rahill	80,236	12,068	68,168
Linda H. Blair	73,549	9,971	63,578
Larry Bruneel	48,141	6,336	41,805
Joseph R. Dudak	48,141	8,045	40,096
Jim D. Cyrulewski	73,550	9,971	63,579
Richard A. Schultz	73,550	9,971	63,579
Jon E. Jipping	36,775	4,986	31,789
Daniel J. Oginsky	31,942	5,743	26,199
John H. Flynn	53,491	13,403	40,088
Denis Desrosiers	36,774	6,701	30,073
Thomas Wrenbeck	36,774	6,701	30,073
Peter Scussel	36,774	6,701	30,073
Michael Moltane	36,774	6,701	30,073
Thomas Vitez	36,774	6,701	30,073
Elizabeth Howell	36,774	6,701	30,073
Joseph Fennell	36,775	6,702	30,073
Christine Kujawa	36,774	6,701	30,073
James Wachlarz	36,775	6,702	30,073
Gregory Ioanidis	36,774	6,701	30,073
Roger Zdziebko	17,651	3,217	14,434
James Frankowski	17,651	3,217	14,434
Anne Jinks	17,650	3,216	14,434
Raymond Smith	17,651	3,217	14,434
David Doubley	17,651	3,217	14,434
John Andree	17,650	3,216	14,434

Jennifer Bush	3,343	1,341	2,002
Elaine Clifford	3,343	1,341	2,002
James Cangealose	3,343	1,341	2,002
M. Cynthia Stump	3,343	1,341	2,002
Douglas Evans	3,343	1,341	2,002
Wayne Ginste	3,343	1,341	2,002
Terry Gruber	3,343	1,341	2,002
Donald Hourican	3,343	1,341	2,002
Robert James	3,343	1,341	2,002
Raymond Kershaw	3,343	1,341	2,002
Thomas Kirby	3,343	1,341	2,002
Darren Long	3,343	1,341	2,002
Mark Manor	3,343	1,341	2,002
Charles Neff	3,343	1,341	2,002
David Price	3,343	1,341	2,002
Ree Moorhead Pruehs	3,343	1,341	2,002
Maurice Rice	3,343	1,341	2,002
Virginia Roberts	3,343	1,341	2,002
Jamesenna Tillman	3,343	1,341	2,002
John Waszak	3,343	1,341	2,002
Gregory Wright	3,343	1,341	2,002
Jennifer Welch	3,343	1,341	2,002
Joseph Yapur	3,343	1,341	2,002
Debra Yinger	3,343	1,341	2,002
Tadeusz Lukawski	3,343	1,341	2,002
Jean-Louis Racicot	3,343	1,341	2,002
Janice Sullivan	3,343	1,341	2,002
Richard Zielinski	3,343	1,341	2,002
Constantine Gazepis	3,343	1,341	2,002
Shyamala Sivaprakasam	3,343	1,341	2,002
Jeffrey Kehoe	3,343	1,341	2,002
Michael Morgan	3,343	1,341	2,002
Merlyn Tripp	3,343	1,341	2,002
John Ellul	3,343	1,341	2,002
Limming Lu	3,343	1,341	2,002
Brian Slocum	3,343	1,341	2,002
Grace Rush	3,343	1,341	2,002
Fred Stibor	3,343	1,341	2,002
Simon Whitelocke	3,343	1,341	2,002
Jason Sutton	3,343	1,341	2,002
Jeffrey Wyman	3,343	1,341	2,002
Kimberly Cleyman	3,343	1,341	2,002
Steven Watros	3,343	1,341	2,002
John Soehren	3,343	1,341	2,002
Russell Langton	3,343	1,341	2,002
Patrick Maurer	3,343	1,341	2,002
Catherine Day	3,343	1,341	2,002

Raymond Yucha	3,343	1,341	2,002
Steven Stout	3,343	1,341	2,002
Larry Maxwell	3,343	1,341	2,002
Barbara Mention	3,343	1,341	2,002
Carlos Wentworth	3,343	1,341	2,002
Lamont Durr	3,343	1,341	2,002
Matthew Gonzalez	3,343	1,341	2,002
Janet Reed	3,343	1,341	2,002
Dorothy Golob	3,343	1,341	2,002
Pedro Melendez	3,343	1,341	2,002
Dennis O'Brien	3,343	1,341	2,002
Fred Hudson	25,892	6,092	19,800
Michael Benskey	3,343	1,341	2,002
Brandon Desbrough	3,343	1,341	2,002
Joanne Malstrom	3,343	1,341	2,002
Christopher McMacken	3,343	1,341	2,002
Donna Zalewski	3,343	1,341	2,002
Thomas Higgins	3,343	1,341	2,002
Stephen Molter	3,343	1,341	2,002
Patricia Wenzel	3,343	1,341	2,002
Gretchen Holloway	3,343	1,341	2,002
Joseph Jasinski	3,343	1,341	2,002
Nisha Shanbag	3,343	1,341	2,002
Jitender Sunke	2,674	1,072	1,602
Timothy Greenen	2,674	1,072	1,602
Christopher Youngert	2,674	1,072	1,602
Lawrence Buszek	2,674	1,072	1,602
Neil Doshi	2,674	1,072	1,602
Charles Marshall	2,674	1,072	1,602
Sara Flessert	2,674	1,072	1,602
Erin Keeler	2,674	1,072	1,602
Jason Ausmus	2,674	1,072	1,602
Carlo Capra	2,674	1,072	1,602
Robert Haas	2,674	1,072	1,602
Purvi Patel	2,674	1,072	1,602
Angela Fagan	2,674	1,072	1,602
Lawrence Keller	2,674	1,072	1,602
Stanford Chambers	2,674	1,072	1,602
James Zeleznock	2,674	1,072	1,602
Antonio Sammut	32,369	7,616	24,753
Steven Sczytko	19,256	4,289	14,967
Donovan Greening	23,305	5,483	17,822
Lisa Roseland	25,896	6,093	19,803
David Svanda	25,682	7,616	18,066

(1)
Other than Joseph L. Welch, who will own 1.3%, all of the selling stockholders named above will own less than 1% of the outstanding shares of common stock after the completion of this offering assuming that each selling stockholder sells all of the shares that such selling stockholder is offering under this prospectus.

The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest. The columns above setting forth the beneficial ownership of shares include shares of common stock that the individual had the right to acquire on July 25, 2005 or within 60 days thereafter pursuant to stock options.

PLAN OF DISTRIBUTION

        Each selling stockholder may sell his or her shares of common stock covered by this prospectus for value from time to time in one or more transactions on the New York Stock Exchange, in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

        Each selling stockholder and any broker-dealer that participates in the distribution of the shares of common stock may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

        In addition to the shares of common stock sold hereunder, the selling stockholders, may, at any time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144 of the Securities Act, regardless of whether such shares are covered by this prospectus. The amount of securities reoffered or resold by the means of this reoffer prospectus may not exceed, during any three-month period, the amount specified in Rule 144(e) of the Securities Act.

        There is no assurance that the selling stockholders will sell all or any portion of the shares of common stock offered hereby or that the selling stockholders will transfer, devise or gift these shares by other means.

        We will pay all expenses in connection with this offering and will not receive any proceeds from sales of any shares of common stock by the selling stockholders.

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary of the material terms of ITC Holdings' capital stock and the provisions of ITC Holdings' Amended and Restated Articles of Incorporation and amended and restated bylaws, which we refer to as "our capital stock," "our Articles of Incorporation" and "our bylaws," respectively. It also summarizes relevant provisions of the Michigan Business Corporation Act, or MBCA. Since the terms of our Articles of Incorporation, bylaws and the MBCA are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and the MBCA. The following summary of our capital stock is subject in all respects to the MBCA, our Articles of Incorporation and our bylaws. Our Articles of Incorporation and bylaws are incorporated by reference in this prospectus.

General

        As of the date of this prospectus, our authorized capital stock consists of:

  •
  100 million shares of common stock, without par value; and

  •
  10 million shares of preferred stock, without par value.

        Prior to this offering, there were 33,217,753 shares of our common stock issued and outstanding, and no shares of preferred stock outstanding, excluding 802,100 shares of common stock issuable upon the exercise of options outstanding at March 31, 2005, with an exercise price of $7.48 per share.

        As of July 25, 2005, we had 133 holders of record of our common stock.

Common Stock

        All of the outstanding shares of our common stock are fully paid and nonassessable.

        Voting Rights.    Each holder of our common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, subject to the restrictions on market participants described below. Holders of our common stock have no cumulative voting rights.

        Dividends.    Holders of our common stock are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of our preferred stock, to the extent that any preferred stock is authorized and issued, and the availability under the MBCA of sufficient funds to pay dividends.

        Liquidation Rights.    If our company is dissolved, the holders of our common stock will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of our preferred stock, to the extent that any preferred stock is authorized and issued.

        Preemptive and Other Rights.    Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of our company, and, other than as described below, there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

        Restrictions on Ownership by Market Participants.    Our Articles of Incorporation include the following restrictions on issuance to, and ownership and voting of our capital stock by, "market participants," as defined below, which are provisions designed to ensure that ITC remains an "independent" transmission company eligible for favorable rate treatment, consistent with FERC orders.

  •
  We are restricted from issuing any shares of capital stock or recording any transfer of shares if the issuance or transfer would cause any market participant, either individually or together with members of its "group" (as defined in SEC beneficial ownership rules), to beneficially own 5%

    or more of any class or series of our capital stock, provided that we may issue shares in excess of 5% to the underwriters of our initial public offering or underwriters or initial purchasers in future underwritten offerings or private placements approved by our board of directors. In addition, this restriction will not preclude settlement of any transfer that occurs on the New York Stock Exchange (or another national securities exchange or automated inter-dealer quotation system on which the shares may trade).

  •
  If a market participant, together with its group members, beneficially owns 5% or more of any class or series of our capital stock, that market participant, together with its group members, will not be permitted to exercise voting rights on shares constituting 5% or more of that class or series.

  •
  We will have the right to redeem shares of capital stock beneficially owned by a market participant (or its group members) if that market participant, together with its group members, beneficially owns 5% or more of any class or series of our capital stock so that the market participant, together with its group members, ceases to beneficially own 5% or more of that class or series.

Prior to redeeming any shares, we will be required to give at least 45 days' written notice to the holder of the shares. Prior to the redemption date, the stockholder may sell any shares that would otherwise be redeemed to avoid redemption of those shares. The redemption price for any shares redeemed will be the fair market value of the shares, as determined by our board of directors in good faith. If our shares are listed on the New York Stock Exchange (or another national securities exchange or automated inter-dealer quotation system), the fair market value will be equal to the lesser of (x) the volume weighted average price for the shares over the 10 most recent trading days immediately prior to the delivery of the redemption notice and (y) the volume weighted average price for the shares over the 10 trading days immediately prior to the date the shares are redeemed.

        A "market participant" has the meaning given to that term by the FERC and includes:

  •
  any person or entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to ITC or to an RTO to which we belong (unless the FERC finds that the person or entity does not have economic or commercial interests that would be significantly affected by the actions or decisions of ITC or an RTO to which we belong); or

  •
  any other person or entity that the FERC finds to be a market participant because it has economic or commercial interests that would be significantly affected by the actions or decisions of ITC or any RTO to which we belong.

An affiliate, for these purposes, includes any person or entity that directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of a market participant.

        A determination by our board of directors, acting in good faith, that a person or entity is a market participant will be binding on all stockholders. In determining whether any shares of capital stock are beneficially owned by a market participant, or its group members, our board of directors may rely solely on our stock transfer records, public filings with the SEC on Schedule 13G or Schedule 13D by beneficial owners of our shares and on the declarations described below.

        Certain Stockholders Required to Certify as to Market Participant Relationships.    Our Articles of Incorporation permit, and require if we request, the following persons or entities to make certain declarations to us:

  •
  any person or entity that, together with its group members, acquires beneficial ownership of 5% or more of any class or series of capital stock of ITC Holdings and which has made a filing with the SEC under Regulation 13D-G in respect of such beneficial ownership; or

  •
  any person or entity (other than a depositary institution or broker-dealer who is not a beneficial owner for purposes of Regulation 13D-G) that is a record holder of 5% or more of any class or series of capital stock of ITC Holdings.

        The declaration must be delivered to us within 10 days of any request and must include the following information:

  •
  the number of shares of capital stock beneficially owned by such person or entity, together with its group members, together with the name of the record holders of such shares; and

  •
  a certification by such person or entity that neither it nor its group members is a market participant (or, in lieu of such certification, the stockholder may deliver a certified list of all of such person's or entity's activities and investments related to the sale, marketing, trading, brokering or distribution of electric energy or provision of ancillary services to ITC or to the RTO to which we belong).

        Any person, entity or group that fails to deliver the declaration when requested by us to do so will be deemed to be a market participant for purposes of the voting restrictions and redemption provisions described above, unless that person, entity or group subsequently delivers the required declaration to ITC Holdings and the board of directors determines that such person, entity or group is not a market participant.

Preferred Stock

        Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is authorized to determine, with respect to any series of preferred stock, the terms and rights of that series including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

  •
  the voting rights, if any, of the holders of the series.

Provisions That May Discourage Takeovers

        The MBCA and our Articles of Incorporation and bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive our stockholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable provisions of the MBCA and our Articles of Incorporation and bylaws.

        Availability of Authorized but Unissued Shares.    Under the terms of our Articles of Incorporation, our board of directors may issue shares of authorized common stock without stockholder approval. However, the listing requirements of the NYSE, which would apply so long as our common stock is listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. If our board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company, including dilution through a stockholder rights plan of the type commonly known as a "poison pill," which the board of directors could adopt without a stockholder vote.

        Issuance of Preferred Stock.    In addition, our board of directors could issue shares of preferred stock having voting rights that adversely affect the voting power of holders of our common stock, which could have the effect of delaying, deferring or impeding a change in control of our company.

        No Cumulative Voting.    Under the MBCA, stockholders do not have cumulative voting rights for the election of directors unless the Articles of Incorporation so provide. Our Articles of Incorporation do not provide for cumulative voting.

        Limitation on Calling Special Meetings of Stockholders.    The MBCA allows the board of directors or officers, directors or stockholders authorized in our bylaws to call special meetings of stockholders. Our bylaws provide that a special meeting may be called by our board of directors, the chairperson of the board (if the office is filled) or president, and shall be called by the president or secretary at the written request of stockholders holding a majority of the outstanding shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our bylaws to the purpose or purposes stated in the notice of the meeting.

        Action Without Meeting of Stockholders.    If the IT Holdings Partnership, or its affiliates or limited partners or their respective affiliates, hold less than 35% of the outstanding capital stock of ITC Holdings, any action required or permitted by the MBCA to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, only if consent in writing to such action is signed by the holders of all of the outstanding capital stock.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual or special meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting or, in the case of a special meeting, the date of the special meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual or special meeting of stockholders or make nominations for directors at an annual or special meeting of stockholders.

        Business Combinations and Change of Control.    The MBCA contains statutes which regulate business combinations and changes in control of Michigan corporations.

        Chapter 7A of the MBCA provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (1) the corporation's board of directors approves the transaction before the 10% or more owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested stockholder, certain reclassifications and recapitalizations disproportionately favorable to such stockholder, and the adoption of a plan of liquidation or dissolution in which such a stockholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other stockholders in the open market, through private transactions or acquired through a tender offer.

        As permitted by Chapter 7A, our Articles of Incorporation provide that we are not governed by the provisions of that Chapter. In order for ITC Holdings to become subject to the provisions of Chapter 7A, our stockholders would have to vote affirmatively to amend our Articles of Incorporation.

        Chapter 7B of the MBCA provides that, unless a corporation's articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are outstanding shares which, when added to shares previously owned by a stockholder, increase such stockholder's voting power, acting alone or in a group, to exceed three separate thresholds of the outstanding shares: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) more than a majority of the shares entitled to vote for the election of directors. To confer voting rights, a control share acquisition must be approved by the affirmative vote of a majority of the votes cast by holders of all shares entitled to vote, excluding shares owned by the acquiror and certain officers and employee directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or for certain other transactions described in Chapter 7B. Although control shares include, for the purpose of determining whether the thresholds have been met, shares beneficially owned by persons acting as a group, the formation of a group does not constitute a control share acquisition of shares held by members of the group.

        Chapter 7B applies to Michigan corporations which have 100 or more stockholders of record, their principal place of business or substantial assets in Michigan and at least one of the following characteristics: (a) more than 10% of their shares are owned of record by Michigan residents; (b) more than 10% of their stockholders of record are Michigan residents or (c) 10,000 of their stockholders of record are Michigan residents.

        As permitted by Chapter 7B, our bylaws provide that we will not be governed by the provisions of that Chapter. In order for ITC Holdings to become subject to the provisions of Chapter 7B, our board of directors or stockholders may at any time amend our bylaws to cause Chapter 7B to become applicable to us if the statutory conditions for applicability are satisfied.

Limitation on Liability and Indemnification of Officers and Directors

        As permitted by the MBCA, our Articles of Incorporation and bylaws generally limit the personal liability of our directors to us and our stockholders for breach of their fiduciary duty and require us to indemnify our directors and officers to the fullest extent permitted by the MBCA. Specifically, our bylaws require us to indemnify directors and officers against expenses (including actual and reasonable attorneys' fees), judgments, penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding brought against a director or officer by reason of the fact that the person is or was a director or officer of ITC Holdings or, while serving as a director or officer, is or was serving at the request of ITC Holdings as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by, and in accordance with the procedures and requirements specified in, the MBCA. Our bylaws also provide that indemnification is a contractual right between us and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of our bylaws.

        The MBCA and our bylaws authorize us to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of ITC Holdings or who serves at the request of ITC Holdings as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not we would have the power to indemnify him or her under the bylaws or the laws of the State of

Michigan. We maintain a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the provisions described above or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ITC."

EXPERTS

        The financial statements of ITC Holdings Corp. and subsidiaries as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the period February 28, 2003 (Date of Acquisition) through December 31, 2003, and the financial statements of International Transmission Company, LLC (Predecessor ITC) for the two-month period ended February 28, 2003 and the year ended December 31, 2002, incorporated in this prospectus by reference to the prospectus filed pursuant to Rule 424(b) of the Securities Act (Registration Statement No. 333-123657) of ITC Holdings Corp. and subsidiaries, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and are so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the sale of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. Prior to July 25, 2005 we were not subject to the informational requirements of the Exchange Act. As a result of the concurrent initial public offering of our shares of our common stock, we have become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file periodic reports and other information with the SEC. The registration statement, our registration statement on Form S-1 (Registration Statement No. 333-123657) filed in connection with our initial public offering, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.    Incorporation of Documents by Reference.

        The following documents filed with the SEC by ITC Holdings Corp. pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this registration statement:

  (a)
  ITC Holdings' Prospectus filed pursuant to Rule 424(b) of the Securities Act (Registration Statement No. 333-123657) filed with the SEC on July 26, 2005 (the "Prospectus").

  (b)
  None.

  (c)
  The description of ITC Holdings' common stock contained in ITC Holdings' registration statement on Form 8-A (Registration Statement No. 001-32576), filed with the SEC on July 20, 2005.

        All documents that ITC Holdings subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.    Description of Securities.

        The class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5.    Interests of Named Experts and Counsel.

        Not applicable.

Item 6.    Indemnification of Directors and Officers.

        As permitted by the Michigan Business Corporation Act, or MBCA, the Amended and Restated Articles of Incorporation of the Registrant generally limit the personal liability of its directors to the Registrant and its stockholders for breach of their fiduciary duty. The Articles of Incorporation, however, do not eliminate or limit the liability of a director for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the Registrant or its stockholders; (3) a violation of the MBCA provision relating to unlawful distributions or loans; and (4) an intentional criminal act.

        Sections 561 through 571 of the MBCA authorize indemnification of directors and officers of Michigan corporations. The Registrant's Articles of Incorporation and bylaws require the Registrant to indemnify directors and officers to the fullest extent permitted by the MBCA. Specifically, the Registrant's bylaws require it to indemnify directors and officers against expenses (including actual and reasonable attorneys' fees), judgments, penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding brought against a director or officer by reason of the fact that the person is or was a director or officer of the Registrant or, while serving as a director or officer, is or was serving at the request of the Registrant as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by the MBCA. The bylaws further require the Registrant to indemnify officers and directors whose defense on the merits or otherwise has been successful.

        Although the Registrant's bylaws require indemnification in the situations described above, each request by an officer or director for indemnification must be individually authorized upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct provided in the MBCA. The determination may be made in any one of the following ways: (1) by a majority of a quorum of the board consisting of directors who are not parties or threatened to be made parties to the action, suit or proceeding; (2) if the quorum in (1) is not obtainable, then by majority vote of a committee of at least two directors who are not at the time parties or threatened to be made parties to the action, suit or proceeding; (3) by independent legal counsel in a written opinion; (4) the Registrant's stockholders, other than directors, officers, employees or agents who are parties or threatened to be made parties; or (5) by all directors meeting the MBCA definition of "independent director" who are not parties or threatened to be made parties to the action, suit or proceeding. However, because the Registrant's Articles of Incorporation contain a provision limiting monetary liability of directors, the Registrant may indemnify a director without a determination that the applicable standard of conduct has been met unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the Registrant or its stockholders, violated the MBCA provision relating to unlawful distributions or loans or intentionally violated criminal law. The authorization of payment may be made in any one of the following ways: (1) if there are two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority of all such directors or by majority vote of a committee of at least two such directors; (2) by a majority vote of any directors of the Registrant meeting the MBCA definition of "independent director" who are not parties or threatened to be made parties to the action, suit or proceeding; (3) if there are no "independent directors" and fewer than two directors who are not parties or threatened to be made parties to the action, suit or proceeding, by majority vote of the board; or (4) the Registrant's stockholders, other than directors, officers, employees or agents who are parties or threatened to be made parties. The bylaws also provide that indemnification is a contractual right between the Registrant and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of the Registrant's bylaws.

        Section 567 of the MBCA and the Registrant's bylaws authorize the Registrant to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of the Registrant or who serves at the request of the Registrant as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not the Registrant would have the power to indemnify him or her under the bylaws or the laws of the State of Michigan. The Registrant maintains a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and reimburses the Registrant for those losses for which the Registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering or our initial public offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.    Exemption from Registration Claimed.

        The sale of the shares of common stock registered pursuant to this registration statement were exempt from the registration requirements of the Securities Act, in reliance on Rule 701 or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

Item 8.    Exhibits.

        The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Document
4.1	Amended and Restated Articles of Incorporation of ITC Holdings Corp. (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-1 (Registration Statement No. 333-123657) (the "Form S-1"))
4.2	Amended and Restated By laws of ITC Holdings Corp. (incorporated by reference to Exhibit 3.2 of the Form S-1)
4.3	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 of the Form S-1)
4.4	Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and Its Subsidiaries (incorporated by reference to Exhibit 10.13 of the Form S-1)
23.1	Consent of Deloitte & Touche LLP relating to International Transmission Company, LLC
23.2	Consent of Deloitte & Touche LLP relating to ITC Holdings Corp. and subsidiaries
24.1	Power of Attorney (included in the signature page to this registration statement)

Item 9.    Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, ITC Holdings Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on July 27, 2005.

ITC HOLDINGS CORP.
By:	/s/ JOSEPH L. WELCH Name: Joseph L. Welch Title: Director, President, Chief Executive Officer and Treasurer

        We, the undersigned directors and officers of ITC Holdings Corp., do hereby constitute and appoint Joseph L. Welch, Edward M. Rahill and Daniel J. Oginsky, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2005.

Name	Title

/s/ JOSEPH L. WELCH Joseph L. Welch	Director, President, Chief Executive Officer and Treasurer (Principal Executive Officer)
/s/ EDWARD M. RAHILL Edward M. Rahill	Vice President-Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ LEWIS M. EISENBERG Lewis M. Eisenberg	Director
/s/ EDWARD G. JEPSEN Edward G. Jepsen	Director

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EXPLANATORY NOTE
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ITC HOLDINGS CORP.
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES